DORATO RESOURCES INC.

(A Development Stage Company)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

email:  ajd@harbourpacific.com

Interim Financial Statements

For the three months ended April 30, 2007 and April 30, 2006

(Stated in US Dollars)

(Unaudited)

(Prepared by Management)

The accompanying unaudited interim consolidated financial statements of Dorato Resources Inc. for the three months ended April 30, 2007 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

DORATO RESOURCES INC.

(A Development Stage Company)

BALANCE SHEETS

April 30, 2007 and 2006

(Stated in US Dollars)

(Unaudited)

ASSETS
	April 30,	January 31,
	2007	2007
Current
Cash and cash equivalents	$ 342,967	$ 361,726
Amount receivable	3,125	1,055
Prepaid expenses	1,753	1,673

	347,845	364,454
Equipment – Note 3	579	803

	$ 348,424	$ 365,257

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 6,311	$ 6,719

STOCKHOLDERS’ EQUITY

Capital stock – Note 1
Authorized:
100,000,000 common shares without par value
Issued:
4,618,187 common shares (2006: 4,618,187 common shares)	5,853,686	5,853,686
Deficit accumulated during the development stages	(5,492,643)	(5,463,341)
Accumulated other comprehensive loss	(18,930)	(31,807)

	342,113	358,538

	$ 348,424	$ 365,257

Nature and Continuance of Operations – Note 1

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the three months ended April 30, 2007 and 2006

and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
	Three Months	Three Months	Stage) to
	April 30,	April 30,	April 30,
	2007	2006	2007

General and Administrative Expenses
Amortization of equipment	$ 224	$ 276	$ 16,049
Automobile expenses	-	-	1,672
Consulting fees – Note 6	6,477	6,523	399,241
Filing fees	3,208	4,235	56,183
Insurance	-	-	1,318
Management fees – Note 6	-	-	87,486
Office and general – Note 6	130	949	154,737
Printing	-	-	6,989
Professional fees – Note 6	2,448	690	253,127
Product marketing	-	-	46,315
Rent	2,980	3,001	126,771
Telephone	-	-	42,922
Transfer agent fees	692	1,436	35,740
Travel and entertainment	-	-	46,006
Website maintenance	-	-	51,311

Loss before non-operating items	(16,159)	(17,110)	(1,325,867)

Non-operating items
Gain on settlement of accounts payable	-	-	15,833
Equity share of loss from investment	-	-	(113,963)
Loss on write-down of investment and advances	-	-	(112,402)
Gain on sale of subsidiary	-	-	200
Interest income	3,388	-	11,742
Severance pay	-	-	(50,000)
Write off of exploration expense	(16,531)	-	(16,531)
Loss on disposal of equipment	-	-	(4,318)

	(13,143)	-	(269,439)

Loss from continuing operations	(29,302)	(17,110)	(1,595,306)

…/Cont’d.

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the three months ended April 30, 2007 and 2006

and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2007

(Stated in US Dollars)

(Unaudited)

			February 1, 1997
			(Date of
			Inception of
			Development
	Three Months	Three Months	Stage) to
	April 30,	April 30,	April 30,
	2006	2006	2007

Loss from discontinued operations	-	-	(546,870)

Net loss for the period	(29,302)	(17,110)	(2,142,176)

Other comprehensive income (loss):
Foreign currency adjustments	12,877	(2,560)	(18,930)

Comprehensive loss	$ (16,425)	$ (19,670)	$ (2,161,106)

Basic loss per share	$ (0.006)	$ (0.01)

Weighted average shares outstanding	4,618,187	1,262,562

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the three months ended April 30, 2007 and 2006

and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2007

(Stated in US Dollars)

(Unaudited)

			February 1, 1997
			(Date of
			Inception of
			Development
	Three Months	Three Months	Stage) to
	April 30,	April 30,	April 30,
	2007	2006	2007

Cash flow used in operating activities
Net loss for the period from continuing operations	$ (29,297)	$ (17,110)	$ (1,595,301)
Items not involving cash:
Amortization of equipment	224	276	16,049
Foreign exchange	-	-	(12,106)
Loss on disposal of equipment	-	-	4,318
Gain on settlement of accounts payable	-	-	(15,833)
Equity share of loss (income) from investment	-	-	113,963
Gain on sale of subsidiary	-	-	(200)
Loss on write-down of investment and advances	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:	-	-
Amount receivable	(2,070)	1,820	(27,520)
Prepaid expenses	(408)	142	(5,231)
Accounts payable	(80)	(10,684)	32,043
Advances to subsidiary	-	-	(81,556)

Net cash provided by (used in) operating activities	(31,631)	(25,556)	(1,458,977)

Cash flow provided by (used in) investing activities:
Acquisition of investment	-	-	(488,424)
Due from related parties	-	-	(645,299)
Proceeds on disposal of equipment	-	-	5,210
Proceeds on sale of subsidiary	-	-	200
Purchase of capital assets	-	-	(21,064)
Repayment of (increase in) advance receivable	-	-	1,124
Repayment of notes receivable	-	-	-

Net cash provided by (used in) investing activities	-	-	(1,148,253)

…/Cont’d

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the three months ended April 30, 2007 and 2006

and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2007

(Stated in US Dollars)

(Unaudited)

			February 1, 1997
			(Date of
			Inception of
			Development
	Three Months	Three Months	Stage) to
	April 30,	April 30,	April 30,
	2007	2006	2007

Cash flow provided by financing activities:
Common shares issued for cash	-	-	2,271,550
Due to related parties	-	27,419	291,877
Loans payable	-	76	6,515

Net cash provided by financing activities	-	27,495	2,569,942

Effect of foreign currency translation	12,872	(2,560)	(18,930)

Decrease in cash during the period from continuing operations	(18,759)	(621)	(56,218)

Cash flows from discontinued operations	-	-	395,272

Net decrease in cash	(18,759)	(621)	339,054

Cash, beginning of the period	361,726	1,451	3,913

Cash, end of the period	$342,967	$830	$342,967

Non-cash Transaction – Note 10

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to April 30, 2007

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	25,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/Cont’d

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to April 30, 2007

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-		3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

…/Cont’d

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to April 30, 2007

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/Cont’d

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to April 30, 2007

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	(5,383,958)	(38,194)	(209,941)
Private placement	2,200,000	0.19	420,561	-	-	420,561
Debt settlement	1,155,625	0.19	220,914	-	-	220,914
Net loss for the year	-		-	(79,383)	-	(79,383)
Other comprehensive income for the year	-		-	-	6,387	6,387

Balance, January 31, 2007	4,618,187		$5,853,686	$(5,463,341)	$ (31,807)	$358,538

SEE ACCOMPANYING NOTES

continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to April 30, 2007

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Balance, January 31, 2007	4,618,187		$ 5,853,686	$ (5,463,341)	$ (31,807)	$358,538
Net loss for the period	-		-	(29,302)	-	(29,302)
Other comprehensive income for the period	-		-	-	12,877	12,877

Balance, April 30, 2007	4,618,187		$ 5,853,686	$ (5,492,643)	$ (18,930)	$342,113

*

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007 and 2006

(Stated in U.S. Dollars)

(Unaudited)

Note 1

Nature of Operations

Dorato Resources Inc. (the “Company”) is a public company in the development stage and is listed on the NEX Board of the TSX Venture Exchange.  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although the Company is actively seeking a resource property, no decision has been made to date.

Dorato Resources Inc.’s corporate jurisdiction is the Province of British Columbia.  The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd.  On September 10, 1981 the Company changed its name to Force Resources Ltd.  On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis.  On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis.  On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, United States of America.  On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.  On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis.  On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis.  On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, United States of America.  On January 15, 2001, the Company sold 100% of its interest in Glassmaster.  On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.  On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc.  On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on two old shares for one new basis.

On August 21, 2006, the Company continued its corporate jurisdiction from the State of Wyoming into the Province of British Columbia.  As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the United States Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing in the United States of America as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company will now be filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“FAS”) No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to April 30, 2007, the period in which the Company has undertaken a new development stage activity.

Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a major financial institution that are readily convertible to cash with maturities of three months or less.

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognised in the period it is determined.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (continued)

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with FAS No. 52. “Foreign Currency Translation.”  At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes”.  Under the assets and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss per Share

The Company reports basic loss per share in accordance with FAS No. 128,  “Earnings per Share”.  Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase.  Diluted loss per share has not been provided as it would be antidilutive.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (continued)

Financial Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  Due to related parties and loans payable also approximate fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Loss

FAS No. 130 “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive loss includes foreign currency translation adjustments.  Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note 3

Equipment

2007
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 12,027	$ 579

2006
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 10,935	$ 1,671

Note 4

Related Party Transactions

The Company has incurred expenses paid to directors, officers and companies controlled by directors of the Company as follows:

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 5

Note 4

Related Party Transactions (continued)

			February 1,
			1997 (Date of
			Inception of
			Development
			Stage) to
			April 30,
	2007	2006	2007

Consulting fees	$ 6,477	$ 6,096	$ 351,774
Management fees	-	-	87,486
Office and general	-	-	5,387
Professional fees	734	696	51,413
Severance pay	-	-	50,000

	$ 7,211	$ 6,792	$ 546,060

Included in accounts payable at April 30, 2007 is $  754 (2006:  $749) with respect to fees and expenses due to a director of the Company and a company controlled by a director of the Company.

Note 5

Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:

	2007	2006

Deferred tax assets
Net operating loss carryforward	$ 457,961	$ 435,281

Gross deferred tax assets	$ 457,961	$ 435,281
Valuation allowance for deferred tax asset	(457,961)	(435,281)

	$ -	$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations.  Management believes that it is more likely-than-not that the carryforwards will expire and will not be realized from future operations.

Note 6

Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss.  At January 31, 2007, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $1,346,710 the potential tax benefit of which has not been recorded in the financial statements.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 6

Note 7

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FAS Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2007 and 2006

(Stated in US Dollars) – Page 7

Note 7

New Accounting Standards – (continued)

On February 15, 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  FAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of FAS No. 159 might have on its financial position or results of operations.

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.